NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

September 24, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Kate Beukenkamp, Attorney-Advisor

Paul Fischer, Attorney-Advisor

Ivette Leon, Assistant Chief Accountant

Christine B. Adams, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”) Form 20-F for the Fiscal Year Ended May 31, 2011 (the “2011 Form 20-F”) (File No. 001-32993)

Dear Mr. Spirgel, Ms. Murphy, Ms. Beukenkamp, Mr. Fischer, Ms. Leon and Ms. Adams,

This letter sets forth the Company’s responses to the questions raised by the staff of the Securities and Exchange Commission (the “Staff”) on the conference call on September 21, 2012 regarding the 2011 Form 20-F. The Staff’s questions are repeated below and are followed by the Company’s responses thereto.

Question 1:

We understand that in April 2012, the Company declared a special cash dividend to shareholders in the aggregate amount of approximately US$50 million. Please explain whether any part of this US$50 million was received from the Company’s wholly owned subsidiaries in China (the “WFOEs”).

Response:

The Company respectfully advises the Staff that none of the approximately US$50 million cash dividend scheduled to be paid out to shareholders on September 28, 2012 was received from the WFOEs. The Company will fund the special dividend using the existing U.S. dollar cash balance in its offshore bank accounts, which was generated from past fund raisings by the Company, including the Company’s IPO and follow-on offering, and proceeds received from employees’ exercise of stock options. Under the Cayman Islands Companies Law, dividends may be paid out of profits or from the company’s share premium account. Because the WFOEs have not previously paid dividends to the Company’s Cayman Islands holding company (the “Listco”), the Listco does not currently have any retained earnings in its standalone financial statements. In the absence of retained earnings in the standalone financial statements of the Listco, the Company has recorded dividends payable related to the special dividend as a reduction of additional paid-in capital in the period in which the dividend was declared.

For the past six years since the Company’s IPO, the Company has not requested the WFOEs to distribute dividends to their offshore parent companies due to the following considerations: (1) the Listco has had sufficient cash balance for implementing the Listco’s board resolutions that would entail usage of U.S. dollars, including the open market share repurchases in 2008 and the special dividend payment in 2012, and (2) the Company believes it is in the interest of the Company and its shareholders to let the WFOEs have sufficient capital to fund their operations and anticipated growth and expansion, and for other business purposes which will ultimately increase profitability of the Company and create value for shareholders. The Company believes this approach to cash management is followed by other businesses, where parent companies often elect to leave some or all of their earnings in their subsidiaries to fund operations and to enhance future profits. As explained in detail in the Company’s response to question 2 below, other than the PRC legal requirements regarding accumulated profits and mandatory statutory reserves, there are no restrictions that would have prevented the WFOEs from declaring dividends to the Listco had we instructed the WFOEs to do so. Furthermore, as explained in more detail below, notwithstanding the requirement to establish statutory reserves, for the fiscal year ended May 31, 2011, up to approximately US$211 million of the WFOEs’ retained earnings would have been available to be distributed as dividends had we instructed the WFOEs to do so.

Question 2:

Please describe the PRC legal restrictions, if any, on cash flow to the Listco. In this regard, please describe the legal restrictions on cash flow from the WFOEs to the Listco and on cash flow from the VIE to the WFOEs, and if there are any special restrictions in the education industry in China.

Response:

Cash flow from the WFOEs to the Listco

In the event the Company decides to transfer cash from the WFOEs to the Listco, cash flow from the WFOEs to the Listco will be done through dividends from the WFOEs to their offshore parent company. The WFOEs may also pay royalties or other fees to the Listco if there are license or other agreements entered into between the WFOEs and the Listco.

For the WFOEs to distribute dividends to their offshore parent companies, they must meet the following requirements under PRC law:

(i) A PRC company may pay dividends only out of its accumulated profits, if any. Article 167 of the PRC Company Law provides that “[a]fter the losses have been made up and statutory reserves have been set aside, a company’s remaining after-tax profits may be distributed to its shareholders …… If the shareholders meeting, shareholders’ assembly or board of directors distributes a company’s profits to its shareholders before the losses are made up and the statutory reserves are set aside in violation of the preceding paragraph, the profits so distributed must be refunded to the company.”

(ii) A PRC company is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital pursuant to Article 167 of the PRC Company Law. These statutory reserves are not distributable as dividends but can be distributed to shareholders upon liquidation of the company.

As of May 31, 2011, the end of the Company’s fiscal year 2011, the Company had five WFOEs with a total registered capital of US$30 million, and approximately US$9.4 million in aggregate were set aside as the statutory reserve. The Company supplementally advises the Staff that the five WFOEs had retained earnings (based on the PRC accounting standards) totaling approximately US$211 million as of May 31, 2011 and this amount increased to approximately US$344 million as of August 31, 2012. Retained earnings based on the PRC accounting standards have excluded statutory reserve set aside. Accordingly, if the Company had chosen to have the WFOEs declare dividends to the Listco, pursuant to the provisions of PRC law cited above, the Company would have able to declare dividends of up to approximately US$211 million for the fiscal year ended May 31, 2011.

If a PRC company wants to pay dividends in foreign currency to its overseas parent company, the company must submit to a qualified PRC commercial bank the board resolutions approving such dividend payments and an audit report prepared by a qualified PRC accounting firm evidencing its after-tax profits. The bank is expected to conduct a perfunctory review of the documents submitted by the company and process the payment in foreign currency in respect of the remittance of dividends to the company’s offshore parent company. Sources of the PRC company’s revenues, including contracts from which the company derives its revenues, are not required to be submitted to the bank. The Company is aware that other Chinese companies with offshore parent companies have successfully remitted dividends to their parent companies after following the above procedures.

The approval of the State Administration of Foreign Exchange (“SAFE”) is not required for remittance of dividends to a PRC company’s offshore parent company or a PRC company’s payment of fees owed to foreign entities. Dividends payments are “current account transactions” that do not require SAFE approval, pursuant to Article 14 of the PRC Foreign Exchange Management Regulation promulgated by PRC State Council and Article 21 of the Provisions on the Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China.

The legal requirements discussed above apply to all companies established in China under the PRC Company Law, and there are no additional requirements to be met by, or restrictions imposed on, a PRC company with a VIE structure or a PRC company involved in the education industry.

Cash flow from the VIE to the WFOEs

Cash flow from the VIE (including New Oriental China and all the schools owned by New Oriental China) to the WFOEs is done through service fees under the service agreements between the VIE and the WFOEs. There are no legal restrictions as to the amount (minimum or maximum) of service fees the WFOEs or any other company can charge the VIE for services rendered to the VIE, even though the VIE provides private educational services in China.

Private schools have the legal right to enter into service agreements, accept services and pay services fees according to the services agreements. Pursuant to Article 35 of the Law for Promoting Private Education, a private school has property rights over the assets accumulated throughout the schools’ operation. Article 43 of the Law for Promoting Private Education further provides that the Chinese government “supports and encourages” entities to provide services to private schools. Based on the foregoing, a private school may enter into service agreements with any other entities that provide services to the school and pay fees as required by the agreements.

The WFOEs have the legal right to make profits from providing services to schools. The WFOEs are companies duly established under the PRC Company Law. The services provided by the WFOEs to the VIE are within the WFOEs’ business scope approved by the applicable PRC governmental authorities. According to Article 5 of the PRC Company Law, a company’s interests and rights from legitimate business operations are duly protected by law. There are also no prohibitions and restrictions on the WFOEs from making profits by providing services to any other entities, including the VIE.

Other Non-Cash Assets of the VIE

With respect to a private school’s assets other than cash, Article 37 of the PRC Guarantee Law prohibits a school from encumbering its “teaching facilities” in favor of third parties. Although there is no statutory definition of “teaching facilities,” case law and secondary authorities in China commonly interpret that teaching facilities of a school include lands, buildings and other fixed assets used in teaching activities, but do not include cash. (See Guoguang Li et al., The Supreme People’s Court on Some Issues Regarding the Application of the PRC Guarantee Law – Interpretation and Application; see also Foshan Shiwan District Institute of Agricultural Sciences and the China Construction Bank Foshan Branch v. Foshan Yifeng Cell Protein Feed Mill, Guangdong Foshan Intermediate People’s Court (2003)).

The Company supplementally advises the Staff that the VIE’s assets consist of certain buildings, leasehold interests in over 600 leased facilities, cash and cash equivalents and tangible properties and equipment used in the ordinary course of business, such as computers, furniture, and educational equipment, etc.

Question 3:

We note that your VIE’s shareholder has pledged its equity interests in the VIE to the WFOEs under the equity pledge agreements. Please tell us whether the VIE’s shareholder can transfer or encumber the assets of the VIE. Please also explain whether there are any legal restrictions under the PRC law with respect to encumbering school assets.

Response:

The Company respectfully advises the Staff that pursuant to Article 3 of the PRC Company Law and Article 35 of the Law for Promoting Private Education, the direct owner of the VIE’s assets is the VIE, not the VIE’s shareholder. As explained in detail in the Company’s response to the Staff’s comment no. 6 included in the Company’s letter dated and filed on September 6, 2012, the Company has designed and implemented various control mechanisms to effectively control and safeguard the VIE’s assets.

In addition, as explained in detail in the Company’s response to the Staff’s comment no. 9 included in the Company’s letter dated and filed on September 6, 2012, the equity pledge agreements signed by the VIE’s shareholder in favor of the Company provide the following three distinct legal benefits to the Company, and the Company will invoke its rights under the equity pledge agreements to realize any or all of these benefits whenever necessary:

(i)	The equity pledge agreements prevent the VIE’s shareholder from declaring dividends or making other capital distribution out of the VIE.

(ii)	The equity pledge agreements provide the Company with the right to acquire or sell the VIE’s equity interests in accordance with the procedures provided under applicable law.

(iii)	The VIE’s shareholder is prohibited from transferring its equity interests in the VIE to anyone else without the Company’s consent.

Although the equity pledge agreements do not include provisions that prohibit the VIE’s shareholder from transferring or encumbering the VIE’s assets, in the event the VIE’s shareholder attempts to cause the VIE to transfer or encumber the VIE’s assets without obtaining the WFOEs’ consent, the WFOEs, as the pledgees of the equity interests of the VIE under the equity pledge agreements, have the rights under Article 216 of the PRC Property Law, which provides:

If the pledged property may be damaged or its value may be diminished due to the reason not attributable to the pledgee and such damage or diminution harms the interests of the pledgee, the pledgee shall have the right to request the pledgor to provide additional security. If the pledgor refuses to provide additional security, the pledgee may foreclose the pledged property through either a public auction or private sale, and then conclude an agreement with the pledgor to use the proceeds from the public auction or private sale to repay in advance the debt secured or to deposit the proceeds in an escrow account.

If the VIE’s shareholder attempts to cause an unauthorized transfer or encumbrance of the VIE’s assets, such transfer or encumbrance will likely “diminish” the value of the VIE’s equity interests and thus may harm the interests of the WFOEs. In that case, pursuant to Article 216 of the PRC Property Law, the WFOEs, as the pledgees, have the right to request the VIE’s shareholder (the pledgor) to provide additional security; should the VIE’s shareholder refuse, the WFOEs shall have the right to foreclose the VIE’s equity interests.

Apart from the legal rights provided under Article 216 of the PRC Property Law, if the VIE’s shareholder attempts to cause an unauthorized transfer or encumbrance of the VIE’s assets, the Company will exercise the Direct Transfer Option under the exclusive option agreement to designate another PRC person or entity to replace the existing VIE’s shareholder.

As to the restrictions on encumbering school assets under PRC law, please refer to the Company’s response to Question 2 above under the subheading “Other Non-Cash Assets of the VIE.” Under Article 37 of the PRC Guarantee Law, the VIE is prohibited from encumbering its “teaching facilities” in favor of third parties.

In summary, the VIE’s shareholder does not have legal or contractual rights to transfer or encumber the VIE’s assets. If the VIE’s shareholder attempts to cause an unauthorized transfer or encumbrance of the VIE’s assets, the Company may choose to exercise the Direct Transfer Option under the exclusive option agreement, or invoke its rights under the equity pledge agreements or invoke its rights under Article 216 of the PRC Property Law.

*    *    *

If you have any additional questions or comments regarding the 2011 Form 20-F, please contact the undersigned at +86 186 000 31388 or +852 9543 5566 or the Company’s U.S. counsel, Z. Julie Gao and Brian Breheny of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850 and (202) 371-7180, respectively.

Thank you.

Very truly yours,

/s/ LOUIS HSIEH
Louis Hsieh
President and Chief Financial Officer

cc:

Michael Minhong Yu, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Brian Breheny, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Eric Phipps, Mark Lian

Deloitte Touche Tohmatsu CPA Ltd.